Exhibit 99.1

Agria Announces Receipt of a Preliminary Non-Binding Proposal
to Acquire the Company

HONG KONG—January 29, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated January 28, 2016, from Mr. Guanglin Lai, executive chairman of the Company, and Brothers Capital Limited, a British Virgin Islands company wholly-owned by Mr. Lai (together with Mr. Lai, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company not owned by the Buyer Group, including ordinary shares represented by American depositary shares (the “ADSs”, each representing two ordinary shares), for $0.60 in cash per ordinary share, or $1.20 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of three independent and disinterested directors, Lee Joo Hai, Sean Shao and Wah Kwong Tsang (the “Special Committee”), to consider the proposal. The Special Committee has retained Kirkland & Ellis as its U.S. legal counsel and intends to retain an independent financial advisor in due course to assist it in this process.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and neither the Board nor the Special Committee has had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

ICR, LLC

Bill Zima

Phone (U.S.): +1 (203) 682-8233

Phone (China): +86 139 1167 3120

Email: bill.zima@icrinc.com

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Exhibit A

Preliminary Non-binding Proposal to Acquire Agria Corporation

January 28, 2016

The Board of Directors

Agria Corporation

9/F Phase 1 Austin Tower, 22-26A Austin Avenue

Tsim Sha Tsui, Kowloon, Hong Kong

Dear Members of Board of Directors:

Mr. Guanglin Lai (the “Founder”), executive chairman of the board of directors (the “Board”) of Agria Corporation (the “Company”), and Brothers Capital Limited, a British Virgin Islands company wholly owned by the Founder (the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares (the “Shares”) of the Company not already owned by the Buyer Group in a transaction (the “Acquisition”) described below.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 14.3% above the closing price of the Company's ADSs on January 27, 2016.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Consortium. We will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the Buyer Group is currently interested only in pursuing the Acquisition and is not interested in selling their shares in any other transaction involving the Company.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$1.20 per American Depositary Share of the Company (“ADS”, each representing two Shares), or US$0.60 per Share, in cash.

3.	Financing. We intend to finance the Acquisition with equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. The Buyer Group may decide to admit additional members and/or take advantage of third party debt financing, and such parties will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

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5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	Advisors. We have engaged Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP as international legal counsel to the Buyer Group. The Buyer Group will engage additional legal, accounting and tax advisors in due course.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,

/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited

/s/ Guanglin Lai
By: Guanglin Lai
Title: Director

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